June 9, 2009

Mr. Kevin W. Vaughn

Branch Chief

United States

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	MainStreet BankShares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Period Ended March 31, 2009
File No. 333-86993

Dear Mr. Vaughn:

We have reviewed your comments of our Form 10-K and Form 10-Q and have the following responses to each identified comment.

Form 10-K

Management’s Discussion and Analysis

General

1.	We agree with your comment and will revise our future Form 10-K filings to include the information for all reported periods as required by Industry Guide 3. Following is the addition of the required data.

Distribution of Assets, Liabilities, and Shareholders’ Equity: Interest Rates and Interest Differentials

	2008			2007			2006
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Loans, net of unearned (1)	$185,844,676	$12,426,655	6.69%	$164,207,214	$13,662,840	8.32%	$154,369,148	$12,533,784	8.12%
Securities available-for- sale	23,092,799	1,260,783	5.50	14,384,500	723,488	5.37	3,992,197	162,011	4.37
Restricted equity securities	976,277	39,518	4.05	899,445	53,780	5.98	1,243,767	72,153	5.80
Interest-bearing deposits in banks	270,010	6,325	2.34	461,821	23,379	5.06	243,801	12,263	5.03
Federal funds sold	2,500,249	55,843	2.23	11,845,879	605,178	5.11	8,935,636	445,851	4.99

Total Interest Earning Assets	212,684,011	13,789,124	6.49%	191,798,859	15,068,665	7.88%	168,784,549	13,226,062	7.84%
Cash and due from banks	2,845,382			2,757,193			2,860,894
Other assets	7,526,328			6,728,338			2,558,828
Allowance for loan losses	(2,257,988)			(1,988,231)			(1,869,998)

Total Assets	$220,797,733			$199,296,159			$172,334,273

Interest checking deposits	$8,247,385	$99,158	1.20%	$8,652,018	$229,842	2.66%	$8,167,352	$242,205	2.97%
Money market deposits	19,805,672	464,167	2.34	14,835,902	608,238	4.10	9,824,834	363,423	3.70
Savings deposits	10,767,449	115,163	1.07	12,094,901	260,670	2.16	14,555,770	297,509	2.04
Time deposits $100,000 and over	50,887,141	2,283,924	4.49	49,151,575	2,590,298	5.27	37,660,618	1,776,864	4.72
Other time deposits	70,615,836	3,102,958	4.39	69,783,201	3,578,715	5.13	55,965,417	2,543,067	4.54
Federal funds purchased	1,041,838	22,522	2.16	471	24	5.10	43,090	2,466	5.72
Corporate cash management	274,470	5,501	2.00	—	—	—	—	—	—
Repurchase agreements	13,483,607	538,950	4.00	2,157,534	92,313	4.28	—	—	—
Short-term borrowings	4,904,371	82,333	1.68	3,753,425	207,022	5.52	9,109,589	486,548	5.34
Long-term borrowings	—	—	—	—	—	—	3,780,822	158,772	4.20

Total interest-bearing liabilities	180,027,769	6,714,676	3.73%	160,429,027	7,567,122	4.72%	139,107,492	5,870,854	4.22%
Demand deposits	17,968,355			17,088,264			14,501,149
Other liabilities	1,256,447			1,332,244			1,013,595

Total Liabilities	199,252,571			178,849,535			154,622,236
Shareholders’ Equity	21,545,162			20,446,624			17,712,037

Total Liabilities and Shareholders’ Equity	$220,797,733			$199,296,159			$172,334,273

Net Interest Earnings		$7,074,448	2.76%		$7,501,543	3.16%		$7,355,208	3.62%

Net Yield on Interest Earning Assets			3.33%			3.94%			4.37%

(1)	Loan fees, net of costs, are included in total interest income. Gross loan fee income totaled $476,817, $783,151, and $586,808 as of December 31, 2008, 2007 and 2006, respectively. The average balance of nonaccrual assets is included in the calculation of asset yields. The yield is calculated based on the tax equivalent yield for tax exempt interest on municipal securities using a 34% marginal tax rate.

The carrying values, unrealized gains and losses and approximate market values of investment securities at December 31, 2008, 2007, and 2006 are shown in the following tables. The entire investment portfolio is classified as available-for-sale to preserve maximum liquidity for funding needs.

	2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U. S. government agencies	$2,397,461	$34,497	$—	$2,431,958
Mortgage backed securities	18,738,344	418,186	—	19,156,530

Total securities available-for-sale	$21,135,805	$452,683	$—	$21,588,488

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U.S. government agencies	$4,007,723	$9,703	$(2,907)	$4,014,519
Mortgage backed securities	15,931,085	58,159	(22,629)	15,966,615
Municipal bonds	2,611,156	10,032	(32,728)	2,588,460

Total securities available-for-sale	$22,549,964	$77,894	$(58,264)	$22,569,594

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U. S. government agencies	$14,296,667	$—	$(39,705)	$14,256,962
Mortgage backed securities	4,006,411	51,922	(12,641)	4,045,692
Municipal bonds	1,763,520	17,874	(7,737)	1,773,657

Total securities available-for-sale	$20,066,598	$69,796	$(60,083)	$20,076,311

At December 31, 2008, 2007, 2006, 2005 and 2004 the breakdown of gross loans in the loan portfolio was as follows:

	2008		2007		2006		2005		2004
Commercial	$18,251,922	9.43%	$18,741,417	10.85%	$13,746,302	8.79%	$10,709,073	7.43%	$7,505,798	8.36%
Real Estate:
Construction & land development	51,200,170	26.47	59,372,175	34.38	62,605,650	40.04	63,619,227	44.13	31,452,316	35.04
Residential 1-4 families:
1st liens	34,128,944	17.65	28,782,840	16.67	22,864,596	14.62	22,808,278	15.82	15,411,230	17.17
Jr liens	9,579,042	4.95	6,669,863	3.86	5,887,997	3.77	4,217,541	2.92	1,012,525	1.13
Home equity lines	16,012,671	8.28	14,519,634	8.41	15,812,617	10.12	15,510,381	10.76	14,717,658	16.39
Commercial real estate	61,174,895	31.62	41,236,085	23.88	31,817,589	20.35	24,250,412	16.82	17,159,635	19.11
Loans to individuals	3,087,053	1.60	3,378,381	1.95	3,613,311	2.31	3,062,321	2.12	2,511,735	2.80

Gross Loans	193,434,697	100.00%	172,700,395	100.00%	156,348,062	100.00%	144,177,233	100.00%	89,770,897	100.00%
Unearned income & deferred fees	72,853		82,324		147,565		139,449		180,898

Loans, net of unearned income & deferred fees	193,507,550		172,782,719		156,495,627		144,316,682		89,951,795
Less: Allowance for loan losses	(3,502,029)		(2,086,592)		(1,942,781)		(1,777,345)		(1,123,214)

Loans, net	$190,005,521		$170,696,127		$154,552,846		$142,539,337		$88,828,581

Nonaccrual loans, also our impaired loans, were $4,217,698, $147,278, $588,762, $10,915, and $0 at December 31, 2008, December 31, 2007, December 31, 2006, December 31, 2005, and December 31, 2004, respectively. Loans that were past due more than 90 days at December 31, 2008, December 31, 2007, December 31, 2006, December 31, 2005 and December 31, 2004, respectively, were $464,701, $483,636, $0, $0, and $0.

The following table shows MainStreet’s average loan balance for each period, changes in the allowance for loan losses by loan category, and additions to the allowance which have been charged to operating expense.

	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Average amount of loans, net of unearned, outstanding during the year	$185,844,676	$164,207,214	$154,369,148	$120,396,058	$65,754,464
Balance of allowance for loan losses at beginning of year	2,086,592	1,942,781	1,777,345	1,123,214	540,601
Loans charged off:
Commercial	(140,003)	(40,808)	(576)	(31,219)	(361,093)
Commercial real estate	(3,397)	—	(29,463)	—	—
Real estate construction	(102,637)	—	—	—	—
Residential real estate	(190,662)	(51,023)	(10,035)	(22,000)	—
Home equity lines	(81,097)	(43,663)	—	—	—
Loans to individuals	(36,688)	(4,443)	(1,681)	(16,264)	(13,194)

Total loans charged off:	(554,484)	(139,937)	(41,755)	(69,483)	(374,287)

Recoveries of loans previously charged off:
Commercial	1,740	25,037	7,090	33,214	—
Commercial real estate	—	—	2,086	—	—
Real estate construction	3,731	—	1,003	—	—
Residential real estate	150	3,190	5,668	—	—
Home equity lines	—	—	—	—	—
Loans to individuals	—	—	—	—	—

Total recoveries:	5,621	28,227	15,847	33,214	—

Net loans charged off:	(548,863)	(111,710)	(25,908)	(36,269)	(374,287)
Additions to the allowance for loan losses	1,964,300	255,521	191,344	690,400	956,900

Balance of allowance for loan losses at end of year	$3,502,029	$2,086,592	$1,942,781	$1,777,345	$1,123,214

Ratio of net charge offs during the period to average loans outstanding during period	.30%	.07%	.02%	.03%	.57%

The amount of the loan loss reserve by category and the percentage of each category to total loans is as follows:

	December 2008		December 2007		December 2006		December 2005		December 2004
Commercial	$274,588	9.43%	$226,395	10.85%	$170,770	8.79%	$132,057	7.43%	$93,901	8.36%
Commercial real estate	634,581	31.62	498,278	23.88	395,356	20.35	298,950	16.82	214,646	19.11
Real estate construction	1,111,907	26.47	717,370	34.38	777,890	40.04	784,342	44.13	393,574	35.04
Residential real estate:
1st liens	589,335	17.65	347,835	16.67	284,034	14.62	281,176	15.82	192,856	17.17
Jr liens	149,817	4.95	80,542	3.86	73,243	3.77	51,898	2.92	12,692	1.13
Home equity lines	223,972	8.28	175,482	8.41	196,415	10.12	191,242	10.76	184,095	16.39
Loans to individuals	17,880	1.60	40,690	1.95	45,073	2.31	37,680	2.12	31,450	2.80
Specific reserve	499,949	—	—	—	—	—	—	—	—	—
Unallocated	—	—	—	—	—	—	—	—	—	—

Total	$3,502,029	100.00%	$2,086,592	100.00%	$1,942,781	100.00%	$1,777,345	100.00%	$1,123,214	100.00%

The return on average assets for December 31, 2008, 2007, and 2006 was .27%, 1.26% and 1.66%, respectively. The return on average equity for December 31, 2008, 2007, and 2006 was 2.72%, 12.28% and 16.20%, respectively

The following table presents information on each category of MainStreet’s borrowings.

	December 31, 2008	December 31, 2007	December 31, 2006
Short-term Federal Home Loan Bank advances
Amount outstanding at period end	$15,000,000	$—	$10,000,000
Weighted average interest rate at period and	.46%	—	5.44
Maximum amount outstanding at any month-end during the period	$15,000,000	$10,000,000	$15,000,000
Average amount outstanding during the period	$4,904,371	$3,753,425	$9,109,589
Weighted average interest rate during period	1.68%	5.52%	5.34%

Federal funds purchased
Amount outstanding at period end	$1,512,000	$—	$—
Weighted average interest rate at period end	.79%	—%	—%
Maximum amount outstanding at any month-end during the period	$6,299,792	$—	$1,000
Average amount outstanding during the period	$1,041,838	$471	$43,090
Weighted average interest rate during period	2.16%	5.10%	5.72%

Repurchase agreement
Amount outstanding at period end	$13,500,000	$7,500,000	$—
Weighted average interest rate at period end	3.93%	4.22%	—%
Maximum amount outstanding at any month-end during the period	$13,500,000	$7,500,000	$—
Average amount outstanding during the period	$13,483,607	$2,157,534	$—
Weighted average interest rate during the period	4.00%	4.28%	—%

Corporate Cash Management
Amount outstanding at period end	$199,375	$—	$—
Weighted average interest rate at period end	.60%	—%	—%
Maximum amount outstanding at any month-end during the period	$400,000	—	$—
Average amount outstanding during the period	$274,470	—	$—
Weighted average interest rate during the period	2.00%	—%	—%

Critical Accounting Policies, page 8

2.	In future filings, we will revise the first sentence of our disclosure to confirm that the allowance for loan losses reflects our best estimate of probable losses inherent in the loan portfolio. We will also revise to confirm that our allowance for loan losses is maintained at an appropriate level. Below is the revised paragraph from our 2008 Form 10-K

The allowance for loan losses reflects our best estimate of the probable losses inherent in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and are capable of estimation and (ii) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. The allowance for loan losses is maintained at an appropriate level, which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio.

Provision for Loan Losses, page 11

3.a. In future filings, we will disclose how much of the increased provision is due to increased nonperforming loans. We will include the level of collateralization for these loans compared to the value which determines our specific reserve.

Our impaired loans, which are also our nonaccrual loans, were $4,217,698, $147,278, and $588,762 at December 31, 2008, 2007, and 2006, respectively. The levels of these impaired loans at December 31, 2008 had increased significantly from year-end 2007 and increased $3.1 million during the fourth quarter of 2008 compared to the third quarter of 2008. The specific reserve allocation was $499,949 at December 31, 2008 compared to $129,172 at September 30, 2008, an increase of $370,777 which equates to 27.87% of the fourth quarter provision. The allocation primarily increased due to new development loans being identified as impaired based on uncertain and possible declining collateral values based on the observable market price. There were no specific reserves allocated at December 31, 2007 and 2006 because the collateral values supported the loans.

3.b. In future filings, we will disclose how much of the increased provision is due to changes in our general allowance loss rates.

Franklin Bank has had minimal historical losses. During the fourth quarter of 2008, we raised the historical loss factors for our criticized and classified loans based on the consideration of the Bank’s lack of loss experience since opening in 2002 compared to similar banks with comparable real estate concentrations nationally. This change coupled with increased criticized and classified loans added approximately 67% of the overall increase in the allowance for the fourth quarter of 2008.

3.c. In future filings, we will disclose a more detailed description of our loan loss methodology.

Our methodology includes compliance with Financial Accounting Standards No. 5 “Accounting for Contingencies” and No. 114 “Accounting by Creditors for Impairment of a

Loan” in addition to the 2001 and 2006 Comptroller of the Currency Policy Statements on Allowance for Loan and Lease Losses Methodologies and Documentation. Our analysis is based on an individual review of all credits rated Pass/Watch and lower in our risk rating system by account officers in addition to a review of management information system reports on numerous portfolio segments. The analysis of the allowance is solely based on historical and qualitative factors with historical adjusted as discussed in 3.b. above. Our process allows FAS 114 and FAS 5 loan groups to be identified and properly categorized. Our FAS 114 loans are reviewed to determine possible impairment based on one of three recognized methods which are fair value of collateral, present value of expected cash flows, or observable market price. Impairment is defined as a loan in which we feel it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. Probable meaning is likely to occur not virtually certain. Possible loss for loans risk rated special mention or lower are then allocated based on a historical loss migration which included data from December 31, 2006. Remaining loans are pooled based on purposed code definitions and allocated based on the Bank’s historical net loss experience. These pools are as follows: 1) construction and land development loans; 2) loans secured by farmland; 3) single and multifamily residential loans; 4) non-farm non-residential loans; 5) agricultural production loans; 6) commercial and industrial loans not secured by real estate; 7) loans to individuals; 8) credit card loans; and 9) other loans. Historical loss is calculated based on a three-year average history. Historical net loss data is adjusted and applied to pooled loans based on qualitative factors. We utilize the following qualitative factors: 1) changes in the value of underlying collateral such as loans not conforming to supervisory loan to value limits; 2) national and local economic conditions; 3) changes in portfolio volume and nature such as borrower’s living outside our primary trade area; 4) changes in past dues, nonaccruals and quality and impact and effects of defined credit concentrations. The methodology has continued to evolve as our company has grown and our loan portfolio has grown and become more diverse. In 2007 and 2006 we utilized historical loss and average loss experience over a 5 year period. We applied these to our various pools of loans. We also utilized regulatory percentages to our criticized and classified loans.

Investment Securities, page 14

4.	There were no gross unrealized losses on securities available for sale at December 31, 2008 compared to unrealized losses of $(58,264) at December 31, 2007. Of the unrealized losses at December 31, 2007, the majority were in municipal bonds at $(32,728) and mortgage backed securities of $(22,629). The municipal bond portfolio was sold during the first quarter of 2008 after market discussions concerning the viability of the underlying insurance companies of municipals in general. After discussions with the board of directors and to hedge to the conservative side, management sold the $2.6 million municipal portfolio which netted a small gain of $78. The overall market positions of the municipals had improved since December 31, 2007. During the third quarter of 2008, we sold $2.4 million of mortgage backed securities which had a gain of $46.2 thousand. The overall market positions of our mortgage backed securities improved during 2008 and ended the year with no unrealized losses. Calls of securities during 2008 were immaterial with one security of $500,000 called at par during January 2008. We recorded no other-than-temporary impairment charges during 2008 or in any other year.

Loan Portfolio, page 15

5.	We will revise our future filings to provide information on the loan portfolio as requested.

5.a. Please refer to #1 in this correspondence for the breakdown of the residential 1-4 family portfolio that is in first lien and junior lien positions.

5.b. Home equity lines are underwritten at 1.5% of the full committed loan amount. Commercial loans are underwritten to the current fully indexed rate at origination with cash flow analysis in underwriting at fully drawn lines. In most cases account officers stress borrowers at 2% over the fully indexed rate.

5.c. During the first quarter of 2009, the credit policy was modified to reflect that new loans originated must have a maximum loan-to-value of 80% while certain loans have lower limits as follows: raw land (65%); improved land (75%); non-obsolete inventory (60% of value); used automobiles (75% of purchase price; and stock (75%). We do not require mortgage insurance; however, loans exceeding supervisory loan to value limits are one of our qualitative factors in the allowance for loan loss methodology.

5.d. To ensure timely identification of nonaccrual loans, loan account officers review monthly their individual portfolios along with past due reports to determine the proper accrual status. Account officers also prepare criticized loan workout sheets for all loans risk rated special mention or lower and all loans 60-days or more delinquent to the Company’s Problem Loan Committee. The accrual status of these loans is reviewed and approved by the Problem Loan Committee. Recently, we have developed a monthly attestation process which requires the accounts officers to attest to the accrual status and risk rating of all loans in their portfolio. Attestations are presented to and reviewed by the Problem Loan Committee. The criticized loan worksheets are presented to the Problem Loan Committee quarterly. Due to the increased level of problem loans, the Committee is meeting monthly to review updates on these loans along with the attestation sheets completed by the account officers. We have an internal loan review function that has an annual loan review plan approved by the loan committee and the President. We also have periodic outsourced loan review. In December 2008, we hired a credit analyst that assists account officers in review for new loans and renewal loans.

5.e. Our credit policy requires updated appraisals to be obtained on existing loans whereby collateral value is critical to the repayment of the loan and market value may have declined by 15% or more. In regards to development projects a new appraisal should be obtained when the project sale out rate is less than 25% of the original assumptions documented by the existing appraisal in the file. Development loans must be reviewed at least annually or sooner in a declining real estate cycle. Once an appraisal exceeds 18 months it must be updated and reviewed before additional funding can occur. An appraisal in file may not be used for additional funding under any circumstances after 36 months. As discussed in 5.d. loan account officers prepared criticized loan workout sheets for the Problem Loan Committee on all loans risk rated special mention or lower and any loan delinquent 60 days or more. Account officers who indicate a loan is impaired are required to determine collateral value by one of three recognized methods which are 1) fair value of collateral; 2) present value of expected cash flows; or 3) observable market value. The difference in the collateral value compared to the recorded loan balance is allocated as a specific reserve in the loan loss analysis. Any collateral declines dropping loans below supervisory loan to value limits are included in the qualitative factors based on loan pools in the loan loss analysis.

Liquidity and Asset Liability Management, page 18

6.	We will revise future filings to disclose the maximum amount of open credit available to MainStreet. At December 31, 2008, available credit from borrowings totaled $40,877,874. In addition, MainStreet reported that it had become a member of the Certificate Deposit Account Registry Service (“CDARS”) and had developed relationships with entities allowing for the gathering of brokered deposits. These dollars would not be included in the borrowing available credit.

Consolidated Financial Statements

Note 9- Repurchase Agreements, page 35

7.	We will clarify future filings to indicate that the interest rate on both repurchase agreements are fixed at the initial rate. They are callable quarterly which is strictly a callable event and not a repricing interest rate event.

Note 19 – Fair Value Instruments, page 44

8.	We will clarify future filings to indicate the information required.

8.a. We only utilize third party vendors to provide fair value data for the purposes of recording amounts related to our fair value measurements of our securities available for sale portfolio.

8.b & 8c. We obtain SAS 70 reports from our third vendor party on an annual basis. Our third party vendor also utilizes a reputable pricing company for security market data. The third party vendor system has controls and edits in place for month-to-month market checks and zero pricing.

8.d. We make no adjustments to the pricing service data received for our securities available for sale.

Form 10-Q for the Period Ended March 31, 2009

Management’s Discussion and Analysis

General, page 19

9.	We will include in future filings as follows:

9.a. In future filings, we will continue to disclose the steps we have taken to comply with the Formal Agreement between Franklin Bank and the Comptroller of the Currency dated April 16, 2009.

9.b. As discussed on page 19 of Management’s Discussion and Analysis, Franklin Bank is the only banking subsidiary owned by MainStreet. All loan data including the loan portfolio, nonperforming loans and the allowance for loan losses pertains to Franklin Bank. Franklin Bank had total assets of $222.4 million at March 31, 2009.

9.c. Below are the concentrations as of December 31, 2008 and March 31, 2009:

	March 31, 2009	December 31, 2008
Acquisition & development	$3,016,698	$2,849,834
Speculative lot loans	4,300,776	5,764,332
Speculative single-family housing construction	11,506,007	13,195,113

9.d. MainStreet’s loan portfolio is its primary source of profitability; therefore, our underwriting approach is critical and is designed throughout our policies to have an acceptable level of risk. Cash flow adequacy has always been a necessary condition of creditworthiness. If the debt cannot be serviced by the borrower’s cash flow, there must be an additional secondary source of repayment. As we have discussed, many of our loans are real estate so they are also secured by the underlying collateral. We strive to build relationships with our borrowers, so it is very important to continually understand and assess our borrowers’ financial strength and condition.

We have reviewed and revised numerous components and conditions within our credit policies. During the fourth quarter of 2008 we began discussions surrounding our credit concentrations. During the second quarter we have prudently adjusted concentration limits to more prudently reflect the current environment. Our concentrations may be over these limits currently, but we will strive to lower them through participations when warranted; through renewals; and the assessment of new loans in these concentration loans. During the first quarter, we added floors to our home equity lines and certain commercial loan products. We revised our maximum debt to income ratio to 40% for all retail loans from 45%. On our retail products, we terminated the use of interest only payments except on construction loans and bridge loans. During the first quarter of 2009, the credit policy was modified to reflect that new loans originated must have a maximum loan-to-value of 80% from the then policy of 90%; certain loans have lower limits as follows that have not been modified: raw land (65%); improved land (75%); non-obsolete inventory (60% of value); used automobiles (75% of purchase price; and stock (75%). During the second quarter of 2009 we engaged an outside service to perform environmental risk assessments prior to funding. During the second quarter, we added back the interest only feature to unsecured retail lines with a one-year term which are underwritten on strict guidelines. Our home equity line products had a prior maturity of 20 years with a three or five year review feature. The loan policy was modified for these loans to mature in five years and can be renewed upon proper underwriting.

In addition, as discussed, we have added the credit analyst to staff and purchased software to assist the lenders with cash flow and certain ratios. We also purchased software to assist with the credit ratings of loans upon origination, renewal, and the receipt of new financials.

10.	We will revise future filings to disclose as requested.

10.a and 10.b. Following is a breakdown of our nonperforming loans by balance sheet type:

	March 31, 2009	December 31, 2008
Commercial	$1,346,489	$—
Real Estate
Construction and land development	4,019,640	4,205,875
Residential 1-4 families:
First Liens	1,869,205	457,247
Junior Liens	47,235	—
Home Equity lines	—	—
Commercial real estate	1,081,155	—
Consumer	17,000	19,277

Total nonperforming loans	$8,380,724	$4,682,399

As can be seen by the chart above, construction and land development loans have the largest category of nonperforming loans at March 31, 2009 and December 31, 2008. The remainder of the loans in this balance sheet category are performing in our loan portfolio. As we have stated, we have a concentration in real estate loans. A great deal of our loan quality issues are the result of our borrowers’ inability to sell various real estate properties to repay the loan. In addition, borrowers’ incomes have been reduced which increases the debt to income ratio.

10.c. The overall economy in Franklin County and surrounding areas continues to struggle based on increasing unemployment and a continued slowing of building activity based on data obtained. Franklin County’s unemployment rate was 9.4% during the first quarter of 2009. In occupational sectors, construction was down 11.2% from January 2008 to January 2009 which corresponds to our largest category of nonperforming loans. Absorption analysis for the first quarter revealed increased turn over rates for various inventories. Data obtained also revealed declines in real estate values based on listing prices to selling price. Smith Mountain Lake is a core area for development in Franklin County. It is a resort area and largely follows the national trend rather than the local trend. Until unemployment declines and consumer confidence increases, these trends may continue.

10.d. and 10.e. Franklin Bank has had minimal historical loss factors. During the fourth quarter of 2008 in the allowance analysis, we increased the historical loss factors for our criticized and classified loans based on the consideration of the Bank’s lack of loss experience since opening in 2002 compared to similar banks with comparable real estate concentrations nationally. Nonperforming loans were $8,380,724 at March 31, 2009 and $4,682,399 at December 31, 2008, an increase of $3,698,325, or 78.98%. The level of nonperforming loans increased particularly in nonaccrual loans; however, these loans were part of our criticized and classified loans in our loan loss analysis at December 31, 2008. The buckets of criticized and classified loans were still performing at December 31, 2008, but included increased allocations in the allowance analysis based on our adjustment of the historical loss factors as discussed above. The movement to nonaccrual status, once they were impaired, resulted in a specific reserve based on one of the approved collateral methods. These loans were performing under the terms of the contract at December 31, 2008, but were provided for within our internal risk ratings in the criticized loans within the allowance. In considering these additional loans, this comprised the bulk of our addition to the loan loss in the fourth quarter of 2008.

10.f. We have developed an attestation process monthly for loan officers to include risk rating and accrual status of their loan portfolios. Franklin Bank has a Problem Loan Committee that currently meets monthly to review all loans risk rated special mention or lower and all loans 60 days or more delinquent through criticized loan worksheets. Criticized loan worksheets have been expanded to include a summary of the most recent financial analysis; most recent collateral valuation factoring possible liquidation and timing discount; and enhanced action plans with target dates. Primary and secondary repayment sources are detailed. Enhanced reporting includes the overall quality of the loan portfolio; the identification, type, rating, and amount of problem loans; the identification and amount of delinquent loans; credit and collateral documentation exceptions; the identification and status of credit-related violations of law; the loan officer who originated each loan reported; concentrations of credit; and loans to executive officers and directors. An officer has been assigned to manage our problem assets as a full-time position. A credit analyst was hired in December 2008 that will perform required financial analysis on all loans $100,000 and over at origination or renewal and at the receipt of new financial statements. In addition, new software was purchased to assist with this process. Software has been purchased to assist the credit analyst and lender in the risk rating of each loan. We have an internal loan review function that has an annual loan review plan approved by the loan committee and the President. We also have periodic outsourced loan review.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense any in proceeding initiated by the Commission or any person under the federal securities laws of the United States.

These responses and information are signed below on behalf of the registrant on the dates and in the capacities as indicated.

MainStreet BankShares, Inc.

Date: June 30, 2009	/s/ Larry A. Heaton
President/Chief Executive Officer

Date: June 30, 2009	/s/ Brenda H. Smith
Executive Vice President
Chief Financial Officer/Corporate Secretary